



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



February 21, 2006

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, 35th Floor
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/21/2006

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

Dear Mr. Horan:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by Mark I. Klein. We also have received a letters from the proponent dated December 26, 2005, February 7, 2006, February 14, 2006, February 15, 2006, February 17, 2006, February 19, 2006 and February 21, 2006. . Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark I. Klein
6808 Estates Drive
Oakland, CA 94611

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary
212-270-7122

December 28, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: Mark I. Klein

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2006 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Mark I. Klein (the "Proponent"), by letter dated November 20, 2005, as amended by letter dated November 25, 2005 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company "not issue first mortgage home loans, except as required by law, no greater than four times the borrower's gross income." The Proposal claims that "unsound lending practices" lead to high housing costs which "destabilize marriage" because, to service their mortgage debt, married couples must work long hours, which in turn creates "unnecessary opportunities for unfaithfulness." In addition to destroying marriages, the Proposal asserts that the lending practices the Proponent seeks to bar lead indirectly to a variety of other ills, including obesity, diabetes and mental health disorders.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(3) provides that a proposal may be omitted if the "proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials."

Our 2006 Annual Meeting of Stockholders is scheduled to be held on May 16, 2006, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2006. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations - Rule 14a-8(i)(7)

The Company believes that the Proposal, which seeks to prevent the Company from issuing first mortgage home loans greater than four times the borrower's gross income, clearly relates to the Company's ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Division of Corporation Finance has stated that one policy consideration underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 34-40018 (avail. May 21, 1998). The other central policy consideration underlying the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (avail. May 21, 1998).

Because the Proposal seeks to have the Company refrain from specified lending activities, it potentially imposes restrictions or stockholder oversight on the Company's everyday business decisions. The Company is a major global financial services institution engaged in the commercial banking business. The Company's day-to-day analysis of transactions and its ongoing establishment, implementation and review of its financing policies is fundamental to the core of its ordinary business operations. Yielding oversight over these everyday business operations to stockholders would infringe upon the tasks that are fundamental to management's ability to run the Company and would result in the micro-management of the Company by its stockholders.

The Staff of the Division of Corporation Finance of the SEC (the "Staff") has recognized the complexity of the procedures a banking institution applies in making lending decisions and has generally viewed such procedures as unsuited to micro-management by shareholders. See *Banc One Corporation* (avail. February 25, 1993) (holding that a company's "lending strategies" may be excluded as ordinary business); and *BankAmerica Corporation* (avail. March 23, 1992) (holding that the implementation of policies and procedures relating to lending activities may be excluded as ordinary because it relates to "credit policies, loan underwriting and customer relations").

The Staff has also consistently held that a financial services company's strategies and business policies and procedures raise issues within its ordinary business operations and that the decision to provide particular types of lending services involves day-to-day business operations. For example, in *Bank of America Corporation* (avail. March 7, 2005) ("*Bank of America*"), the Staff granted no-action relief under Rule 14a-8(i)(7) regarding a proposal to prohibit Bank of America Corporation from providing credit or other banking services to lenders that are engaged payday lending. As was the case in *Bank of America*, the Proposal seeks to limit the types of lending services the Company may provide.

Aside from the provision of lending services by banks, the Staff has taken the position that proposals relating to the sale of a particular type of product, even if such product is controversial, may be excluded because they relate to ordinary business matters. For example, in *Marriott International, Inc.* (avail. February 13, 2004), pursuant to Rule 14a-8(i)(7), the Staff allowed exclusion of a proposal that would have prohibited the company from selling sexually explicit materials in its hotels' gift shops or through its pay-per-view services. The company argued that decisions regarding the services to be provided in its hotels were essential to the management's ability to control the company. See also *AT&T Corp.* (avail. February 21, 2001) (a proposal to examine the company's programming of sexually explicit material on its cable television stations was excludable because its related to the company's ordinary business – the services (i.e., programming) provided by its cable television operations). Similarly, in *The Walt Disney Company* (avail. December 7, 2004), the Staff found that a proposal requiring the board of directors to report to the shareholders regarding the portrayal of smoking in the company's movies and other programming was excludable as part of the company's ordinary business. The Staff has applied the same reasoning to other controversial products and services, including the sale of tobacco and firearms. See *J.C. Penney Company, Inc.* (avail. March 2, 1998) (a proposal to ban the sale of tobacco related products was excluded as relating to the company's ordinary business); and *Wal-Mart Stores, Inc.* (avail. March 9, 2001) (a proposal to ban the sale of hand guns and ammunition was excluded as relating to ordinary business). As demonstrated by the foregoing no-action letters, decisions regarding the sale of certain products or the provision of certain services, even when such products or services are controversial, have generally been viewed by the Staff as relating to a company's ordinary business operations.

The terms on which the Company extends credit and the types of lending services it provides are core components of the Company's ordinary business operations. Therefore, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

The Proposal is vague and indefinite and, therefore, it is misleading and contrary to the SEC's proxy rules – Rule 14a-8(i)(3) and Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a security holder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false and misleading."

The Staff has stated that reliance on Rule 14a-8(i)(3) for purposes of exclusion may be appropriate (i) when the resolution contained in the proposal is so inherently vague or indefinite that the stockholders voting on the proposal and the company in implementing the proposal would not be able to determine with reasonable certainty what actions or measures the proposal requires and that such objection may also be appropriate "where the proposal and the supporting statement, when read together, have the same result" or (ii) when "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Division of Corporation Finance: Staff Legal Bulletin No. 14B – Shareholder Proposals (avail. September 15, 2004).

The Proposal's supporting statements contain assertions that are irrelevant to the consideration of the subject matter of the proposal as well as materially false and misleading, including but not limited to the following statements:

- "Sky high housing costs destabilize marriage."
- "Spending too much time away from home creates unnecessary opportunities for unfaithfulness ......"
- "....excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic."
- "Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein."

The Proponent does not address how the Proposal would reduce marital unfaithfulness, obesity and diabetes nor does he substantiate the connection he asserts between marital unfaithfulness, obesity and diabetes and the granting of first mortgage home loans greater than four times a borrower's gross income. As such, the Proposal and the supporting statements, when read together, are vague and indefinite such that stockholders voting on the Proposal and the Company in implementing the Proposal would not be able to determine with reasonable certainty what actions or measures the Proposal requires. Given that the connection between first mortgage home loans and marital unfaithfulness, obesity and diabetes is not established by the Proponent, the supporting statements are so irrelevant to the subject matter of the Proposal that there is a substantial likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote – is the purpose of the requested shareholder action to bar certain types of mortgage loans or rather to reduce obesity, diabetes and divorce rates?

Based on the foregoing, the Company believes that the Proposal and its supporting statements are so vague, indefinite, false and misleading that the Proposal may be omitted under Rule 14a-8(i)(3). If the Proposal is not omitted in its entirety, the Company believes that substantial portions of the Proposal's supporting statements may be omitted.

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

Anthony J. Horan
Corporate Secretary

cc: Mark I. Klein
Jeremiah Thomas, Esq.

Exhibit A

DR. MARK KLEIN PROPOSAL

Attached hereto as separate PDF attachment

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 20, 2005

Corporate Secretary
JP MORGAN CHASE
VIA OVERNIGHT FEDEX

Dear Sir:

Please find enclosed my shareholder proposal for inclusion in the 2006 proxy. I intend to appear in person to present the proposal. I request 15 minutes at the annual meeting to discuss the issues I raised.

I own about 3100 shares of JP Morgan Chase in certificate form. I intend to continue own the shares through the annual meeting. I also own in street name in an E-Trade managed IRA another 300 for a total of about 3,400 shares. (see attachment)

Please publish the proposal as written including the bolded, underlined large type words.

Please publish my name, address, number of shares owed, and my e-mail address--mark@drmarkklein.com

Sincerely,

To protect and enhance the health and general welfare of children and adults the shareholders recommend JP MORGAN CHASE not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of **affordable** housing.

I believe today's housing price inflation is primarily driven by **unsound lending practices**, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men **and** women do.

Divorce commonly causes mental and physical illness for the partners and their children.

The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too many children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein.

There is more to life than making a buck. As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term **negatively** affect Bank of America's earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unsound mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19.

www.drmarkklein.blogspot.com

November 20,

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MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 25, 2005

Corporate Secretary
JP MORGAN CHASE
VIA OVERNIGHT FEDEX

Dear Sir:

I believe there's a typo in my shareholder proposal requiring correction.

In the paragraph beginning "I believe the adoption..." please substitute "JP Morgan Chase" for "Bank of America."

Sincerely,

Corrected version attached

To protect and enhance the health and general welfare of children and adults the shareholders recommend JP MORGAN CHASE not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of **affordable** housing.

I believe today's housing price inflation is primarily driven by **unsound lending practices**, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men **and** women do.

Divorce commonly causes mental and physical illness for the partners and their children.

The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too many children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein.

There is more to life than making a buck. As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term **negatively** affect JP MORGAN CHASE"s earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unsound mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19.

www.drmarkklein.blogspot.com

MARK I. KLEIN, M.D.

6808 ESTATES DRIVE

OAKLAND, CA 94611

510-339-6700

MARK@DRMARKKLEIN.COM; www.drmarkklein.blogspot.com; www.equalcustodyact.com

Below document prepared for my meeting 11/15/05 with

Ms. Kathleen Casey

Majority Staff Counsel

Senate Banking Committee

Steven Harris, Dem Staff Director also attended.

(Please distribute this to all the senators on the Banking Committee.)

My REASONS FOR REQUESTING TO TESTIFY IN OPPOSITION TO THE NOMINATION OF PROFESSOR BEN-SHALOM BERNANKE FOR CHAIRMAN OF THE FEDERAL RESERVE

I'm a 64 year old psychiatrist, a very successful investor, the father of four young adult children, and grandfather of two. I'm so concerned by the relentless destruction of ordinary middle class family life by a chronic inflation in the prices of modern life's core necessities, e.g., housing, education and medical care, the result in my opinion of a failed monetary policy, I am "testing the waters" to seek the 2008 GOP presidential nomination.

While a distinguished academic, an experienced public servant, and a man of unquestioned personal integrity, Professor Bernanke will continue a monetary policy which has effectively bankrupted the American middle class. He is a **disciple** of the economic theorists whose ideas led to today's predicament rather than an **original thinker** with new approaches.

The core failing of contemporary monetary policy is its decision making is predicated on the analysis of economic data which have little or no specificity to the financial realities of everyday life. We've ended up with the worst of all possible economic scenarios because our economic measuring instruments underlying monetary policy are characterized by **low specificity** and **high sensitivity**.

If the Fed governors and their staff simply took their eyes away from their computer screens and looked out the window, our economic dilemma would be obvious. **There's simply too much money being pumped into the economy resulting in too**

many new dollars chasing scarce goods and services like housing, education, and medical care.

The Federal Reserve monetary policies Professor Bernanke will continue are to the national economic ill health as chronic overeating and lack of exercise is to Type II adult onset diabetes. Lack of restraint in both examples leads to an endless cycle of more and more "medicine". For the economy the end result is most people are priced out of achieving the American Dream of attaining affordable housing, education and medical care, and for the overweight Type II diabetic kidney disease and nerve damage leading to severe disability, and even premature death.

Compare my economic situation with that of my young adult children's generation. My father, an American born son of impoverished immigrant parents, was a butcher who left school at 12 to help support the family. Also from a similar background, my mother did the same. Yet on a modest blue collar income my parents ultimately purchased in 1955 for $16,000 a three bedroom home on a large lot on Long Island. Our neighbors were tradesmen, teachers, policemen and postal workers. Fifty years later that house sells for more than **30 times** what my dad paid.

I won the New York State Regents Scholarship. The $1000 annual award paid almost a 100% of premed tuition at Hofstra College. A low income medical student at SUNY Brooklyn I paid $200 rather than $800 annually.

My children's generation are **functionally impoverished** because affordable housing and education are beyond the reach of most absent taking on crushing debt. For example, recently talked with a soon to be married lawyer in his 20s with a modest paying government job from a family much like mine. Deeply in debt for his education he had to take out a 100% mortgage loan to buy a home. Left our conversation worried his marriage might not survive the strains of starting off family life literally drowning in debt.

In contrast to the former Soviet Union where people pretended to work and the government pretended to pay them, Americans today work very hard for dollars with very little **buying power** to achieve American dreams like homeownership.

Mystifies me why our leadership elites, most of them presumably parents themselves, don't make their first priority **their children's** future economic welfare.

I believe Professor Bernanke, merely a dedicated **disciple** of the creators of today's bankrupt monetary policy, will destroy whatever chance we have left to give our children a decent economic future.

The Senate Banking Committee owes the American people an open hearing with opposition witnesses to Bernanke's nomination rather than just **ANNOINTING** him Chairman of the Federal Reserve.



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Date: Fri, 18 Nov 2005 11:50:54 -0800 (PST)

From: "MARK KLEIN, M.D." <markklein1000@yahoo.com>

Subject: I urge you to allow me to testify before the entire banking committee on Bernanke & monetary policy generally.

To: kathleen_casey@banking.senate.gov, peggy_kuhn@banking.senate.gov, steven_harris@sarbanes.senate.gov

PhotoMail

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Click a photo to view a larger version on Yahoo! Photos. See links above for more options.

On the flight home yesterday my seat mate was a very attractive, intelligent and well educated 25 year old single woman from a stable, intact family in the Central Valley. Her parents are almond farmers.

When I told her what I'm doing, she opened her **heart** to me about longing for a stable marriage and affording children and homeowner all of which she felt were out reach for her certainly here in California. In fact, she very sceptical of marriage given all the divorce she's seen amongst her friends' families. In a stable society with reasonable economic opportunties for the middle class a fine young woman like her would have no problem finding an adoring, loving husband.

If there ever was a time for a full, open discussion of American monetary policy, it's right now before it's too late for most of America's children to have any chance to savor the joys of marriage and the day to day magic of watching their children grow up. Americans have to work so hard today to keep from downing financially they miss the best that life has to offer. When the magic of childhood is gone, it's gone forever.

No picnic at my age and health to enter public life. But what else can a responsible, very well educated, older American father with the time, financial means and strongly held beliefs do under the current circumstances? The below photos of my garden say it all about what I'm putting aside.

Mark Klein



May-June 2005 013



May-June 2005 014



May-June 2005 017



IMGP1097



IMGP1100



IMGP1101





Met 11/14 with Nancy [illegible], at the RNC.

WHY I'M THE RIGHT PERSON AT THE RIGHT TIME TO LEAD THE GOP TO VICTORY IN 2008

WHO AM I?

I'm a 64 year old Jewish psychiatrist, the father of four young adult children and grandfather of two who believes Americans across the political spectrum want a real GROWNUP in the White House to put at the top of his agenda PRACTICAL policies to stabilize the American family and make middle class family life affordable again.

THE ROAD TO 270 ELECTORIAL VOTES

My core constituencies

1-The 25 million divorced, non-custodial parents, mostly very unhappy fathers deprived of meaningful contact with their children and financially ruined by a federal family policy which promotes divorce and the legal, financial, and emotional abuse of men in court.

2- The 50 million plus heartbroken parents and relatives of non-custodial parents.

3- The tens of million children of divorce of voting age, particularly males, and those from working and lower middle class backgrounds for whom the emotional and financial havoc of divorce wrecked their chances for higher education.

Constituencies up for grabs

1- Middle age and senior male voters fed up the constant drumbeat of feminist inspired anti-male propaganda.

2- Middle of the road men and women whose primary concerns are living a comfortable middle class family style, educating their children, and saving for retirement.

WITH THESE CONSTITUENCIES I WILL RESHAPE THE AMERICAN POLITICAL CENTER TO GIVE THE GOP A SUSTAINABLE ELECTORATE TO MAKE US THE DOMINANT PARTY IN THE 21ST CENTURY.

MY CORE PLATFORM

To reduce the divorce rate and end the financial and emotional abuse of non-custodial parents.

1. End federal involvement in subsidizing the states to collect child support. These subsidies which are predicated on the amount collected, encourage the states to promote divorce and family discord.

2. An Equal Custody & Divorce Financial Responsibility Act to require for states to receive federal subsidies for family and court programs there shall be a rebuttal presumption in favor of shared physical custody, and a parent receiving child support shall be designated a fiduciary subject to periodic financial reporting to insure the money paid is used for the child's benefit.

<u>To make middle class family life affordable again</u>

1- Reduce home prices by discouraging speculation by eliminating non-conforming mortgages, and ordering lenders to limit loans to no more than 30% of the borrower's gross income.

2- Increasing the **BUYING POWER OF WAGES** with an aggressive interdiction and deportation policy for illegal workers. Their presence in the work force drives down the overall wage structure and particularly imperils the opportunities for less fortunate children to earn enough to marry and have children.

Ending the "wag the dog" winning the news cycle approach to government policy.

At this critical juncture Americans wants a president ready, willing and able to take a fresh look at broken policy shibboleths which left us with ruined families, heartbroken children, and the increasing un-affordability of middle class family life.

I'm the right person at the right time in our history because I'm a real outsider with no professional stake in continuing the bankrupt policies of yesterday. I have no personal ambitions other than to look out for the welfare of my children's and grand children's generation.

WERE THERE ANOTHER GROWNUP WITH MY VISION FOR A BETTER AMERICA, I'D BE PERFECTLY CONTENT TO RETURN TO MY GARDEN PARADISE IN THE OAKLAND HILLS TO ENJOY THE LAST QUARTER OF MY LIFE. LIKE OUR FOUNDING FATHERS, I'M HERE TO SERVE IN AMERICA'S HOUR OF NEED.

WHAT I NEED FROM THE REPUBLICAN NATIONAL COMMITTEE

1. A PLACE AT THE POLICY DISCUSSION TABLE.

2. OPPORTUNITIES TO PRESENT MY IDEAS

3. INTRODUCTION TO EXPERIENCED FUNDRAISERS AND MEDIA CONSULTANTS

4. TECHNICAL ASSISTANCE ON ISSUES LIKE COMPLYING WITH FEDERAL ELECTION LAW, GETTING ON STATE PRIMARY BALLOTS, ET C.

5. CANDIDATE AND STAFF TRAINING PROGRAMS.

ME + My Volunteer
Campaign Staff
[illegible]
Dellinger

10 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIV
OAKLAND, CA 9461
510-339-6700

Mr Harold Got your note. Think these materials are important. Sending this to the press nationwide

RECEIVED
2005 DEC 30 PM 12:38
OFFICE OF CHIEF COUNSEL
CORPORATE FINANCE

November 27, 2005

Mr. Harold Damelin
Inspector General
Department of the Treasury
Fax: 202-~~623-1776~~ 622-2151

Dear Mr. Damelin:

I am a very sophisticated, successful investor quite alarmed about the nationwide housing price inflation driven largely in my opinion by non-conforming mortgages. I know the business because I made my initial fortune speculating in very depressed urban property.

I complained to no avail a number of times by e-mail to senior Treasury Department officials, including at least two phone conversations with Barbara Grunkemeyer, a senior policy person on mortgage policy at the Comptroller of the Currency.

The inherent illiquidity of the real estate market makes it a perfect target for manipulation by corrupt officials. Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Worth a careful look-see at the **real estate investment activities** of the folks at the Treasury Department who regulate mortgage lending standards for the national banks and the savings and loan. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Also, attached are materials submitted to Kathleen Casey and Steve Harris, the staff chiefs at the Senate Banking Committee, in connection with my meeting with them several days also. Also included is a shareholder proposal I submitted to Bank of America, JP Morgan Chase and Allstate. I own several thousand shares of each.

I urge you to thoroughly examine the real estate investment activities of everyone in the Treasury Department with policy authority over mortgage lending standards. If there is corruption, it must be rooted out immediately.

Sincerely,

[signature]

11/28/05--BELOW SENT VIA FAX

KATHLEEN CASEY--Senate Banking Committee GOP staff chief
STEVEN HARRIS--Senate Banking Committee Democratic staff chief
HAROLD DAMELIN--Inspector General Treasury Department
PATRICIA BLACK--Inspector General FDIC
BARRY SNYDER--Inspector General Federal Reserve Board
EDWARD KELLY--Inspector General Federal Housing Financing Board

BELOW NEXT WEEK'S ADVERT IN THE WASHINGTON TIMES NATIONAL WEEKLY.

ATTACHED ARE TWO ADVERTS FOR PROPERTY IN MY AREA. HOUSES LIKE THE CAMPBELL STREET ONE WENT FOR $10,000 WHEN I BOUGHT PROPERTY IN THAT AREA IN THE LATE 1970s.

THE ESTATES DRIVE HOME IS DOWN THE STREET FROM ME. IT'S A VERY MODEST MIDDLE CLASS HOME.

CORRUPT FEDERAL OFFICIALS SPECULATING IN PROPERTY SETTING MORTGAGE POLICY TO LINE THEIR OWN POCKETS **IS THE ONLY REASONABLE EXPLAINATION** FOR THE HOUSING PRICE SOUTH SEA BUBBLE.

WITHOUT FUNNY MONEY MORTGAGES FEDERAL PAY ISN'T ENOUGH TO SPECULATE IN D.C.'S RED HOT PROPERTY MARKET.

Contact info: Mark Klein, M.D., 6808 Estates Drive, Oakland, CA 94611
510-339-6700; mark@drmarkklein.com;
www.drmarkklein.blogspot.com

Are federal officials speculating in real estate promoting for personal gain the unsound mortgage policies making housing increasingly unaffordable?

POP THE HOUSING BUBBLE NOW!

San Francisco Chronicle
RealEstate
Tuesday, November 29, 2005

SFGATE.COM • REAL ESTATE HOME • SALES • RENTALS • OPEN HOMES • COMMERCIAL/OTHER • PLACE AN AD

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1421 Campbell

Listing ID:	40107620
Price:	$555,888
Bedrooms:	4
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Type:	Single Family

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GRUBBCO.COM

Well-built level-in, dramatic contemporary; large deck w/ South Bay views; sunny, open wood-panelled LR/DR; 2 master suites & home office/den;sep laundry room;2-car garage w/interior access.2 large FR in lower level- great for hobbies or expansion!Extensive storage.

190 ESTATES DRIVE
PIEDMONT, CA 94611

3 Bedrooms, 3 Bath(s)
3,442 Estimated Sq. Ft.

Listing #: 40125130

$1,375,000

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☐ I am very interested in this property, please have my The GRUBB Co. Agent or a

7 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 27, 2005

Ms. Kathleen Casey
Mr. Steven Harris
Senate Banking Committee
Via fax

Dear Ms. Casey & Mr. Harris:

The attached article from today's New York Times underscores how vital it is to have **full scale hearing** on Bernanke's nomination. The economic numbers economists like Bernanke rely upon simply don't reflect the financial realities of everyday life for most people. Bad data in. Bad data out.

As I mentioned at our meeting, the underlying economic problem for the middle class is the collapse of the buying power of earnings not the cost of fuel when denominated in housing, or private higher education, dollars for the period of 1955 to the present is at historic lows. Compare the buying power the $41,000 earner who can't heat his home cited in the article with my situation after finishing my psychiatry residency in 1973. Earned $30,000 as a service chief at ~~the~~ Cornell affiliated hospital and about another $15,000 in private practice. On that I maintained an office in Great Neck, a 2 bedroom modern duplex apartment on West 78th Street just off Central Park West, and rented a summer cottage on the water in the Hamptons.

Also according to today's NY Times, there were only 10,000 Manhattan residential real estate transactions last year. (Brozan--"So Few Properties, So Many Brokers") Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Might be worth a look-see at the **real estate investment activities** of the folks at the Treasury Department and the FDIC who regulate mortgage lending standards for the national banks and the savings and loan. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Sincerely,

[signature]

12 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 27, 2005

Mr. Edward Kelly
Inspector General
Federal Housing Finance Board
Fax: 202-202-408-2972

Dear Mr. Kelly:

I am a very sophisticated, successful investor quite alarmed about the nationwide housing price inflation driven largely in my opinion by non-conforming mortgages. I know the business because I made my initial fortune speculating in very depressed urban property.

The inherent illiquidity of the real estate market makes it a perfect target for manipulation by corrupt officials. Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Worth a careful look-see at the **real estate investment activities** of federal officials who has policy authority to regulate mortgage lending standards. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Also, attached are materials submitted to Kathleen Casey and Steve Harris, the staff chiefs at the Senate Banking Committee, in connection with my meeting with them several days also. Also included is a shareholder proposal I submitted to Bank of America, JP Morgan Chase and Allstate. I own several thousand shares of each.

I urge you to thoroughly examine the real estate investment activities of everyone at the Federal Housing Finance Board with policy authority over mortgage lending standards. If there is corruption, it must be rooted out immediately.

Sincerely,

13 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 27, 2005

Mr. Barry Snyder
Inspector General
Federal Reserve Board
Fax: 202-973-5044

Dear Mr. Snyder:

I am a very sophisticated, successful investor quite alarmed about the nationwide housing price inflation driven largely in my opinion by non-conforming mortgages. I know the business because I made my initial fortune speculating in very depressed urban property.

The inherent illiquidity of the real estate market makes it a perfect target for manipulation by corrupt officials. Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Worth a careful look-see at the **real estate investment activities** of federal officials who has policy authority to regulate mortgage lending standards. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Also, attached are materials submitted to Kathleen Casey and Steve Harris, the staff chiefs at the Senate Banking Committee, in connection with my meeting with them several days also. Also included is a shareholder proposal I submitted to Bank of America, JP Morgan Chase and Allstate. I own several thousand shares of each.

I urge you to thoroughly examine the real estate investment activities of everyone at the Federal Reserve Board with policy authority over mortgage lending standards. If there is corruption, it must be rooted out immediately.

Sincerely,

14 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 28, 2005

Mr. Jonathan Golub
JP Morgan Asset Management
Fax 212-837-1194

Dear Mr. Golub:

Re your comments in the financial press about the "headwinds" buffeting the housing market I think it's better to pop the bubble now by curbing funny money mortgages. I'd be more sanguine were I not convinced federal officials with policy authority weren't manipulating mortgage credit policy to protect **their** speculative investments in DC's red hot property market. Hence the below advert to run next week in the national weekly edition of the Washington Times, the attached letters to the Inspector Generals at Treasury, the FDIC, Federal Housing Finance, and the Federal Reserve.

The housing situation is so out of hand I also submitted the attached shareholder proposal to JP Morgan Chase, Bank of America and will in January to Allstate. Too late to make the Citigroup, Wachovia, AmSouth, and GE proxies.

Breathtaking the dearth of serious grownups in this country. Grownups are those who care about their children's future by demanding the government protect affordable housing and education, and not destroy the wage structure particularly for "children left behind" by flooding the country with illegal workers who'll work for peanuts.

Sincerely,

11 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 27, 2005

Ms. Patricia M. Black
Inspector General
Federal Deposit Insurance Corporation
Fax: 202-416-~~2474~~ 2906

Dear Ms. Black:

I am a very sophisticated, successful investor quite alarmed about the nationwide housing price inflation driven largely in my opinion by non-conforming mortgages. I know the business because I made my initial fortune speculating in very depressed urban property.

The inherent illiquidity of the real estate market makes it a perfect target for manipulation by corrupt officials. Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Worth a careful look-see at the **real estate investment activities** of the folks at the FDIC who regulate mortgage lending standards for the the savings and loans. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Also, attached are materials submitted to Kathleen Casey and Steve Harris, the staff chiefs at the Senate Banking Committee, in connection with my meeting with them several days also. Also included is a shareholder proposal I submitted to Bank of America, JP Morgan Chase and Allstate. I own several thousand shares of each.

I urge you to thoroughly examine the real estate investment activities of everyone at the FDIC with policy authority over mortgage lending standards. If there is corruption, it must be rooted out immediately.

Sincerely,

MARK I. KLEIN, M.D.

6808 ESTATES DRIVE

OAKLAND, CA 94611

510-339-6700

MARK@DRMARKKLEIN.COM; www.drmarkklein.blogspot.com; www.equalcustodyact.com

Below document prepared for my meeting 11/15/05 with

Ms. Kathleen Casey

Majority Staff Counsel

Senate Banking Committee

(Please distribute this to all the senators on the Banking Committee.)

My REASONS FOR REQUESTING TO TESTIFY IN OPPOSITION TO THE NOMINATION OF PROFESSOR BEN-SHALOM BERNANKE FOR CHAIRMAN OF THE FEDERAL RESERVE

I'm a 64 year old psychiatrist, a very successful investor, the father of four young adult children, and grandfather of two. I'm so concerned by the relentless destruction of ordinary middle class family life by a chronic inflation in the prices of modern life's core necessities, e.g., housing, education and medical care, the result in my opinion of a failed monetary policy, I am "testing the waters" to seek the 2008 GOP presidential nomination.

While a distinguished academic, an experienced public servant, and a man of unquestioned personal integrity, Professor Bernanke will continue a monetary policy which has effectively bankrupted the American middle class. He is a **disciple** of the economic theorists whose ideas led to today's predicament rather than an **original thinker** with new approaches.

The core failing of contemporary monetary policy is its decision making is predicated on the analysis of economic data which have little or no specificity to the financial realities of everyday life. We've ended up with the worst of all possible economic scenarios because our economic measuring instruments underlying monetary policy are characterized by **low specificity** and **high sensitivity**.

If the Fed governors and their staff simply took their eyes away from their computer screens and looked out the window, our economic dilemma would be obvious. **There's simply too much money being pumped into the economy resulting in too**

many new dollars chasing scarce goods and services like housing, education, and medical care.

The Federal Reserve monetary policies Professor Bernanke will continue are to the national economic ill health as chronic overeating and lack of exercise is to Type II adult onset diabetes. Lack of restraint in both examples leads to an endless cycle of more and more "medicine". For the economy the end result is most people are priced out of achieving the American Dream of attaining affordable housing, education and medical care, and for the overweight Type II diabetic kidney disease and nerve damage leading to severe disability, and even premature death.

Compare my economic situation with that of my young adult children's generation. My father, an American born son of impoverished immigrant parents, was a butcher who left school at 12 to help support the family. Also from a similar background, my mother did the same. Yet on a modest blue collar income my parents ultimately purchased in 1955 for $16,000 a three bedroom home on a large lot on Long Island. Our neighbors were tradesmen, teachers, policemen and postal workers. Fifty years later that house sells for more than **30 times** what my dad paid.

I won the New York State Regents Scholarship. The $1000 annual award paid almost a 100% of premed tuition at Hofstra College. A low income medical student at SUNY Brooklyn I paid $200 rather than $800 annually.

My children's generation are **functionally impoverished** because affordable housing and education are beyond the reach of most absent taking on crushing debt. For example, recently talked with a soon to be married lawyer in his 20s with a modest paying government job from a family much like mine. Deeply in debt for his education he had to take out a 100% mortgage loan to buy a home. Left our conversation worried his marriage might not survive the strains of starting off family life literally drowning in debt.

In contrast to the former Soviet Union where people pretended to work and the government pretended to pay them, Americans today work very hard for dollars with very little **buying power** to achieve American dreams like homeownership.

Mystifies me why our leadership elites, most of them presumably parents themselves, don't make their first priority **their children's** future economic welfare.

I believe Professor Bernanke, merely a dedicated **disciple** of the creators of today's bankrupt monetary policy, will destroy whatever chance we have left to give our children a decent economic future.

The Senate Banking Committee owes the American people an open hearing with opposition witnesses to Bernanke's nomination rather than just **ANNOINTING** him Chairman of the Federal Reserve.

YAHOO! MAIL Print - Close Window

Date: Fri, 18 Nov 2005 11:50:54 -0800 (PST)

From: "MARK KLEIN, M.D." <markklein1000@yahoo.com>

Subject: I urge you to allow me to testify before the entire banking committee on Bernanke & monetary policy generally.

To: kathleen_casey@banking.senate.gov, peggy_kuhn@banking.senate.gov, steven_harris@sarbanes.senate.gov

Y! PhotoMail Slideshow | Print at Home | Order Prints | Save to: My Yahoo! Photos or My Computer

Click a photo to view a larger version on Yahoo! Photos. See links above for more options.

On the flight home yesterday my seat mate was a very attractive, intelligent and well educated 25 year old single woman from a stable, intact family in the Central Valley. Her parents are almond farmers.

When I told her what I'm doing, she opened her heart to me about longing for a stable marriage and affording children and homeowner all of which she felt were out reach for her certainly here in California. In fact, she very sceptical of marriage given all the divorce she's seen amongst her friends' families. In a stable society with reasonable economic opportunties for the middle class a fine young woman like her would have no problem finding an adoring, loving husband.

If there ever was a time for a full, open discussion of American monetary policy, it's right now before it's too late for most of America's children to have any chance to savor the joys of marriage and the day to day magic of watching their children grow up. Americans have to work so hard today to keep from downing financially they miss the best that life has to offer. When the magic of childhood is gone, it's gone forever.

No picnic at my age and health to enter public life. But what else can a responsible, very well educated, older American father with the time, financial means and strongly held beliefs do under the current circumstances? The below photos of my garden say it all about what I'm putting aside.

Mark Klein



May-June 2005 013



May-June 2005 014



May-June 2005 017



IMGP1097



IMGP1100



IMGP1101





MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

Mr. Hazan

November 28, 2005

Mr. Kenneth Donohue, Sr.
Inspector General
Department of Housing and Urban Development
Fax: 202-401-2505

Dear Mr. Donohue:

I am a very sophisticated, successful investor quite alarmed about the nationwide housing price inflation driven largely in my opinion by non-conforming mortgages. I know the business because I made my initial fortune speculating in very depressed urban property.

The inherent illiquidity of the real estate market makes it a perfect target for manipulation by corrupt officials. Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Worth a careful look-see at the **real estate investment activities** of federal officials who has policy authority to regulate mortgage lending standards. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Also, attached are materials submitted to Kathleen Casey and Steve Harris, the staff chiefs at the Senate Banking Committee, in connection with my meeting with them several days also. Also included is a shareholder proposal I submitted to Bank of America, JP Morgan Chase and Allstate. I own several thousand shares of each.

I urge you to thoroughly examine the real estate investment activities of everyone at the HUD with policy authority over mortgage lending standards. If there is corruption, it must be rooted out immediately.

Sincerely,

Kenneth Donohue / Stan Blumenthal

CALLING 'EM AS I SEE 'EM

I'M SO CONCERNED ABOUT THE RELENTLESS DESTRUCTION OF STABLE AMERICAN FAMILY LIFE, THE INCREASING UNAFFORDABILITY OF HOUSING AND HIGHER EDUCATION, AND OUR FAILED FOREIGN POLICY. I'M "TESTING THE WATERS" ABOUT SEEKING THE 2008 GOP NOMINATION.

TUESDAY, NOVEMBER 29, 2005

Another reason to suspect gov't corruption in the housing market

Today HUD announced it raised the loan ceiling **16%** from $359,650 to over $417,000 for mortgage loans which can be packaged for sale to the secondary market buyers like Fanny Mae.

Would sure like to know if any of the HUD mortgage policy folks involved in this decision have real estate investments which stand to profit from the increase.

POSTED BY MARK KLEIN, M.D. AT 1:15 PM

MONDAY, NOVEMBER 28, 2005

Next week's Washington Times advert

Mr. President: Are federal officials speculating in real estate promoting the unsound mortgage policies making middle class housing increasingly unaffordable?

POP THE HOUSING BUBBLE NOW!

www.drmarkklein.blogspot.com

POSTED BY MARK KLEIN, M.D. AT 7:42 AM

SUNDAY, NOVEMBER 27, 2005

Criminal fraudsters at the Treasury Department

ABOUT ME



MARK KLEIN, M.D.
OAKLAND, CALIFORNIA, UNITED STATES

I'm a psychiatrist in my mid-60s. With my four children now grown and gone I've become a passionate flower gardener which fulfills my need to create beauty and have something in my everyday life to love and care for. I'm willing to set aside a very pleasant life to serve America in her hour of need.

VIEW MY COMPLETE PROFILE

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Another reason to suspect gov't corruption in the housing market
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Fannie, Freddie Raise Limit on Mortgages



1 hour, 35 minutes ago

Fannie Mae and Freddie Mac are raising the limit on the size of single-family home mortgages they will purchase by 16 percent to $417,000, increasing the pool of buyers who will qualify for lower-cost financing.

The increase is the biggest in at least 25 years and should provide a boost to the real-estate market, which has been showing some signs of cooling.

"It's very good news for homeowners," said Bob Walters, chief economist at Quicken Loans.

He said homebuyers who qualify for "conforming loans," or those that Fannie and Freddie will buy to repackage as mortgage-backed securities, typically pay one-quarter percentage point less for interest when compared with "jumbo loans" that are above the limit.

Starting Jan. 1, the loan ceiling will be raised from $359,650, the two mortgage finance companies said.

On a $417,000 mortgage, that would result in a monthly savings of $67.41 a month, when computed at a 6 percent interest rate versus 6.25 percent. Over the life of the loan, the savings would be about $24,000.

Fannie said in a press release that the increase would allow as many as an additional 466,326 homeowners to qualify for a conforming loan.

Because of the big run-up in prices over the past year, borrowers in many parts of the country need a jumbo loan to afford even a modest house. Some borrowers avoid these higher cost loans by taking out two smaller mortgages, or by financing part of the purchase with a home equity loan. But the interest on these smaller loans is typically pegged to the prime rate, which has risen to 7 percent from 5.25 percent at the end of 2004.

Walters said the higher conforming loan limits could prompt some people to refinance and roll both mortgages into a single, fixed rate loan. "Basically it gives homeowners more options," he said.

Although the higher limit takes effect Jan. 1, lenders typically start offering bigger conforming loans as soon as the adjustment is set late each year. That's because several months typically elapse between the time borrowers apply for a loan and the time it closes and is sold to Fannie or Freddie.

Limits for mortgages on multi-family properties will also rise in January, with the maximum for two-family loans rising to $533,850, three-family loans to $645,300 and four-family loans to $801,950.

The limit for second mortgages will be $208,500.

The loan limits are adjusted annually by Fannie and Freddie's primary regulator, the Office of Federal Housing Enterprise Oversight, based on home price inflation as measured by the Federal Housing Finance Board, another regulatory agency.

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

December 26, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549
Via Fedex

Re: JP MORGAN CHASE shareholder proposal

JP Morgan Chase's request for a no action letter is without merit because the proposal clearly falls within the purview of SEC Staff Bulletin 14C (CF) exception to the ordinary business exclusion (14a-8(I)(7) because the proposal focuses on "sufficiently significant social policy issues...(which) transcend the day-to-day business matters." Also, the proposal is not false and misleading.

I own approximately 3400 shares of JP Morgan Chase. I am a very seasoned, successful stock market and real estate investor, a licensed physician, and board certified psychiatrist. **Hence I am fully qualified to render an informed opinion on all the issues the raised in the shareholder proposal.**

This proposal, a **nonbinding recommendation[1]**, addresses the most critical issue facing American society today--unaffordable housing. I do not intend for the shareholders to dictate the bank's lending practices, but hopefully following a strong vote in favor stimulate JP Morgan Chase to revise its mortgage lending standards.

Home prices have reached the point in my opinion where the level of indebtedness required to finance purchases undermines family stability and impairs the physical and mental health of parents and children.[2]

---

[1] What I'm doing is akin to how I raised my four now adult children, practiced medicine and psychiatry, and taught medical students and residents. The key to success was to almost always offer sound guidance rather than issuing orders. Most people want to do their best but for lack of knowledge, maturity, self confidence, fear of defying the cultural orthodoxies of the day, etc, don't attain their goals. In my mid-60s I'm just sharing my wealth of often hard won knowledge and experience to make everyone's life better.

[2] Today's 50% divorce rate, declining marriage formations, and about of a 1/3 of children born out-of-wedlock jeopardizes the future of having the critical mass of stable American families which are the predicate conditions to maintain a democratic society.

Down here on Planet Earth housing costs are usually people's greatest expense.[3]

Unsound mortgage lending policies, like loans in excess of 4 times the borrower's gross income, created the kind of "Potemkin Village" sense of prosperity which underlies this very disturbing excerpt from this 12/1/05 New York Times article on the effects for Long Island young adults of the housing price inflation.

> "We're the baby boomers who worked and played the system as best we could, but things are getting worse for this next generation, ratcheting up to where it is almost impossible," said Vilma Nuzio of Bellmore, who runs a church program for the needy.
>
> Her five children are grown now, but despite their college educations and seemingly decent salaries, Mrs. Nuzio said they cannot afford their own homes on Long Island. One son has already departed for North Carolina, and her other children are living with roommates...
>
> The younger generation's difficulty with the cost of living is reflected in another survey finding. Forty five percent reported rooming with others, primarily relatives, up sharply from 31 percent the year before."

According to a 12/29/05 New York Times article on real estate prices housing prices are so high in about one-third of the country, mortgage debt often amounts to 50% of gross income. Lenders offering non conforming mortgages in these areas are to borrowers as drug dealers are to addicts.

Sky high housing prices forces many partners to work such long hours they lack the time nurture their marriages much less get much pleasure from them.

Newsweek recently reported in a cover story about 40% of married women and about half of married men admit to extra marital affairs. Quoting from the article "...Now 60 percent of American women work outside the home (mostly **in my opinion** to make ends meet) ..., so the infidelity dynamic is of course changing." The author reported when the affairs are discovered, about half the marriages fail.

http://www.msnbc.msn.com/id/5359676/site/newsweek/

[3] In response to an article on the appearance of the million dollar Oakland, CA bungalow, Oakland Magazine published my letter. ***"Polygamy is an affordability solution to the emergence of the Oakland million dollar bungalow on a postage-sized lot. Taking on multiple wives, or husbands, as the case may be will provide enough adult earners to carry the property and feed and clothe the family."***

When both parents must work fulltime to make ends meet the result of high mortgage payments, children don't get frequent home cooked, nutritious, portion controlled meals. Instead they eat junk foods, take out, and supermarket "t.v. dinners" all of which contain excessive fat and carbohydrate calories and inadequate protein. When moms and dads aren't around enough, children eat too many snack foods and spend too much time after school playing video games or watching television.

Believe with my children a key factor motivating them to participate in afternoon athletics was their mother, a fulltime homemaker, and because I worked at home, insured at least one of us could attend most practices and games. Meant everything to them to have us there. I believe a healthy diet at home, close supervision of snacking and athletics established the proper habits to enable them to become healthy, slender adults.

Overworked moms and dads also become obese the result of eating too restaurant food and takeout. That's why when I travel for more than few days I rent short term apartments so I can cook for myself.[4]

Today's obesity driven diabetes epidemic is so out of control we're seeing infants and children with adult onset type II diabetes! When I attended medical school and interned in the 1960s, I don't recall seeing a single case of type II diabetes in a child.

The vast majority of the child abuse and neglect cases I saw in practice were the end result of overstressed parents losing their moral compass the result of severe financial distress.[5]

I reject the bank's assertion on p5 "...the supporting statements are so irrelevant to the subject matter of the Proposal that there is a substantial likelihood that a reasonable shareholder would be uncertain as to the matter on which he is being asked to vote..."

That assumption presupposes the shareholders can't **think** for themselves. Most people smart enough to own JP Morgan Chase shares are likely to appreciate the effect of financial pressures created by excessive debt on family stability and personal health. Also, quite likely many shareholders are as worried as me about our children's financial futures.

They'd appreciate a fresh perspective on the problem knowing

---

[4] The nutritional quality of even expensive restaurant food is usually shocking poor. To maximize profits by keeping protein content as low as possible, supposedly "healthy" foods like vegetables and salads are often saturated with oils and /or covered with fatty cheeses, bacon, etc. Should I win the White House in 2008 I will order restaurants to put nutritional data similar to packaged food labeling on menus and in all advertising.

[5] For all the cultural and political palaver about the "best interests of the child" I suspect we live in a society which dislikes children. Am I amongst the last serious grownup parents in America?

their **<u>vote</u>** **in support might help change things for the better.**

A strong affirmative shareholder vote on my proposal should motivate the bank to curb the issuance of non conforming mortgages. As a leading money center bank, JP Morgan Chase sets an example for responsible business practices and corporate good citizenship.

Other lenders would quickly follow JP Morgan Chase's lead. Housing prices would almost immediately sharply decline because today's overheated market is propped up by these funny money non conforming mortgages.[6] With lower home prices moms and dads wouldn't have to work so hard to make ends meet leaving them more time to enjoy their marriages, and take better care of themselves and the children by having the time to prepare healthier food.

I'll end on a personal note. A parent is a parent until the last breath. While I've made my money, my children grown, gone and doing well, and enjoy a very pleasant, interesting and fulfilling life in California, for the sake of my children's and grandchildren's generations, and the America I love, I decided to enter public life to "test the waters" to run for the White House in 2008.[7]

Not an easy thing to do at my age and health. I feel I have no choice because our leadership elites simply aren't thinking and acting like sensible grownups.[8]

Were they behaving like serious grownups the housing bubble would have been

---

[6] The home price inflation bubble created by unstrained credit availability is eerily like today's obesity driven diabetes epidemic in which chronic overeating and lack of exercise crashes the body's glucose regulation. In both situations most people reject the fundamental solution--**<u>self restraint</u>**. Disaster can be averted for a time by taking more and more "medicine" but eventually the piper's bill must be paid. In the housing bubble the ultimate price will be the functional impoverishment of our descendants, and in diabetes it's complications--renal failure, nerve and eye damage, and premature death. **<u>Both are pain free until the end stages.</u>**

[7] Likely because I am **<u>seriously</u>** "testing the waters" for the 2008 GOP, Libertarian, and Constitutional presidential nominations, last month I met by invitation with Senate Banking Committee staff chiefs Kathleen Casey(GOP) and Steve Harris (DEM) to discuss my objections to Bernanke's nomination, and monetary and credit policy particularly with regard to housing prices. Since I decided to consider running in 6/05 formed a dedicated **<u>volunteer</u>** organization out my principle constituency, the 25 million divorced non-custodial parents. **<u>We comprise almost a quarter of electorate!</u>** Sad indeed there are so many of us!

[8] Think the problem with today's leadership elites is they're of the baby boomer generation which rejected personal and societal restraint in most things in favor of impulse gratification. We've gone from the insanity of the "60s" the boomers created to the extravagant social and economic excesses of American life today--a 50% divorce rate, pervasive nationwide casino gambling, wild government and personal spending, distain for thrift, and such an inflated sense of national self righteousness we're continuously at war somewhere.

popped years ago, our borders sealed to illegal labor to allow the wage structure to rise to livable levels for blue collar workers, and reformed federal family policy which promotes rather than discourages divorce.

Probable adoption of my shareholder proposal over the short term might weaken share price and dividend growth. I believe there's more to life than picking up every last penny in the gutter when the price would be damaging our children's future and our nation's future wellbeing.[9]

The issues I raise in this shareholder proposal are critical to America's future. The SEC showed great wisdom by creating in the SEC Staff Bulletin 14C (CF) an exception to the ordinary business exclusion (14a-8(I)(7) (when) the proposal focuses on "sufficiently significant social policy issues...(which) transcend the day-to-day business matters."

If there was ever a shareholder proposal of significant social policy value, this is it!

Copy – JP Morgan

Sincerely,

[9] I raised my children and practiced medicine on that principal. The argument just because Johnnie's parents' allowed something didn't fly with me. In the practice of medicine the borders of the "standard of care" are wide enough to allow physicians to cut corners to make extra money. I didn't see it that way so, for example, my prescribing practices for controlled substances were very conservative.

To protect and enhance the health and general welfare of children and adults the shareholders recommend JP MORGAN CHASE not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of **affordable** housing.

I believe today's housing price inflation is primarily driven by **unsound lending practices**, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men **and** women do.

Divorce commonly causes mental and physical illness for the partners and their children.

The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too many children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein.

There is more to life than making a buck. As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term **negatively** affect JP MORGAN CHASE"s earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unsound mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19.

www.drmarkklein.blogspot.com

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]
Sent: Tuesday, February 07, 2006 9:40 AM
To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com
Subject: Bank of America and JP Morgan Chase shareholder proposals

Here's my fax number to send the decision. 510-339-6701.

Please pass along the below supplementary information in support of my proposals. This e-mail is copied to the banks' counsel.

From my blog www.drmarkklein.blogspot.com

Friday, February 03, 2006

Our impoverished children



New York Times–February 3, 2006

Talk About Renting a Hole in the Wall

By JANNY SCOTT

So you think your place is small? One night recently, a group of architecture students staying up late in a loft in Brooklyn took to amusing themselves by stuffing a mattress into a hole cut into the wall above a bedroom door. Then they tried the mattress out for comfort. Not half bad! It occurred to one of them, Nick Freeman, that people might pay money to call that elevated mattress home.

So Mr. Freeman posted an ad on the Web site Craigslist: "$35 — elevated mattress-sized space

between rooms." He used a minimalist pitch. "Opening between hall and room available for long/short-term use, accessible by ladder, sheets and pillows not provided." The ad went up around noon, and by the end of that day, Mr. Freeman had a dozen potential takers.

"I was actually surprised with the amount of places that fall into that category — kind of like 'I'll rent a corner,' " said Drew Hart, who answered the ad. "I went to look at a place recently in Queens; I wasn' t aware until I got there that it was a cloth shower curtain separating part of the living room."

Into the six-ring circus that is the housing market in New York City — where a house can sell for $40 million, an apartment can rent for $25,000 a month and extended families sleep in shifts in single rooms — came the airborne mattress, at least briefly.

As real estate prices remain stratospheric and people keep pouring into the city, some housing experts believe the market for space within other people's space is on the rise.

On Craigslist alone, one can find hundreds of ads for rooms within apartments, beds within bedrooms, even the occasional couch — if not living quarters, then living eighths. Some are available from Monday evenings through Friday mornings, some only on weekends. Some exclude kitchen privileges, request teetotalers, insist upon plant care, limit sleepovers.
A few will take some of the rent in trade.

"The regular value of this studio is $2,000 per month," one recent ad seeking a roommate for a West Side apartment said. "Your share of the rent is specially reduced to only $250 per month for a female in exchange for doing small chores a few hours a week (i.e. cooking, cleaning, answering phones, massage, etc.)."

The ad suggested helpfully, "Perfect for a student, tourist, actress, etc."

What, no cabdrivers?

"You're in the subterranean world in this particular issue," said Frank Braconi, executive director of the Citizens Housing and Planning Council, a policy research group in Manhattan. "So little of it is aboveboard and legal and monitored, nobody's counting anything. You're inevitably going to be in the realm of anecdote rather than data."

He added, "Anecdotally, it's overwhelmingly the case that it is going on more and more."
Caroline Adalian, a 33-year-old "child life specialist" in a Queens hospital who figures she has lived in 10 different places since college, recalls being req uired in one New York apartment to say she was a friend of the family and never mention rent. Another woman was told to say she was the cleaning lady.

A few years ago, Karen Falcon, whose family owns a brownstone on Broadway at 152nd Street, tried to find a family to rent the three-bedroom upstairs apartment. When her ad went unanswered, she tried advertising the rooms separately instead.

They went almost instantly, she said; so she turned herself into an informal rental agent for a friend with a 60-unit building full of large apartments nearby.

"We were inundated," said Ms. Falcon, who said tenants in the building now affectionately call it a dorm for adults. "Because young people are pouring into New York City. It's like we are such a magnet. I really feel I'm on the front lines of this."

The mattress episode began sometime before dawn on Jan. 16. John Ivanoff, a 22-year-old architecture student at the Pratt Institute in Brooklyn, who shares the 1,500-square-foot apartment on Taaffe Place with five others — the person with the only room with a real window pays an extra $50 in rent — said he and his roommates and Mr. Freeman, a friend, had stayed up drinking and suddenly decided to stuff a spare mattress into the rectangular hole cut into the wall above one bedroom door.

"There were three of us up there at one time," Mr. Freeman recalled. "All three of us hung out there. After the night was done, I said it would be funny if I put this on a room-share thing on Craigslist and see if anyone responds."

One who did was Adam Kriney, a 29-year-old experimental jazz drummer "looking for living spaces for under $200, if possible," as he put it later. He had given up his share in an apartment in Williamsburg and had been staying on various couches of friends.

"Look, I'm looking to live in a crawl space," said Mr. Kriney, who said he spent his money on rehearsal space. "What do I really need besides my lapt op, a sleeping bag and a suitcase?" The mattress ad caught his eye.

"I kind of thought it was like a cubby cubbyhole where I could hang out," Mr. Kriney said in an interview. "I didn't realize it was suspended. Which isn't a problem. That wouldn't be a strange thing. It's just where I lay my head. I'm only here to do my music."

Tywan Williams, a 27-year-old "celebrity hairstylist" at a beauty salon in Queens who had found an apartment but could not move in until Feb. 1, answered the ad after sleeping on the A train the previous night.

Another response came from Melissa Sanfiorenzo, a 25-year-old photographer just back from Spain and trolling Craigslist for a room for $400 to $500 a month.

"When I saw the ad, it's like, 'This is really nuts,' " Ms. Sanfiorenzo said. "I figured being there, with time maybe something would open up. Maybe someone will move out — of, like, the room. I mean the bed is on top but maybe there's a table or a big space."
Mr. Hart, a 19-year-old student from Manasquan, N.J., returning to New York after a semester of travel, fired off an e-mail message to Mr. Freeman: "well O.K. I already know I'm crazy, but . . . if that bed's really for rent and you're all really as crazy as you seem as well (and those strings are strong) I'm there."

He added, "Will also sleep in corner, in tent, etc. etc."

An open house for the mattress was scheduled for that Saturday, Jan. 21, between 6 and 9 p.m. Mr. Hart arrived, checked out the real estate and was willing to give it a shot. But, according to Mr. Freeman, the existing inhabitant of the bedroom in question was unenthusiastic. "Pretty much that was the point where it fizzled out," Mr. Freeman said.

Mr. Hart ended up finding a berth in a small bedroom in Woodside, Queens. He said he was sharing a room with another man in a four-bedroom apartment — "kind of like a dorm situation."

The rent is $250 a month.

As for the mattress, Mr. Har t has only one regret. "I think I would have done it," he said. "Because it's, like, a good story to tell your kids."

posted by Mark Klein, M.D. at 7:11 AM links to this post

Thursday, February 02, 2006

We need a national shrink!



Chatted today with late 20s married Oakland sign shop clerk about the cost of housing. There to purchase campaign banners. She and husband paid about $500,000 for a rundown Victorian in an Oakland neighborhoo d where 30 years ago such homes went for $20,000.

She brought up the subject of her home up when I explained why I was trying for the White House. Real reason I'm thinking about running is we are governed by people so intellectually vacant, or more likely so selfish, they are throwing away our children's futures. If young people today are just about priced out the housing market, where will their children live?

Should hear shortly from the SEC about whether my shareholder proposals submitted to Bank of America and JP Morgan Chase recommending the banks curb the issuance of non-conforming mortgages fueling the housing bubble will make the proxy ballot. The banks asked the SEC to bar the proposals. Heaven forbid Americans get to vote on something that really affects theirs and their children's lives. Proposal below:

To protect and enhance the health and general welfare of children and adults the shareholders recommend BANK OF AMERICA/JP MORGAN CHASE not issue first mortgage home loans, except as required by law, no greater than four times the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of affordable housing.

I believe today's housing price inflation is primarily driven by unsound lending practices, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men and women do.

Divorce commonly causes mental and physical illness for the partners and their children. The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too ma ny children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein. There is more to life than making a buck. As an investor, I don't own shares in companies which intentionally and knowingly prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term negatively affect Bank of America's earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unso und mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19. www.drmarkklein.blogspot.com

posted by Mark Klein, M.D. at 3:42 PM links to this post

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]

Sent: Tuesday, February 14, 2006 4:35 PM

To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com

Subject: Decision yet?

Pretty tough to run a possible presidential campaign when the government drags its feet. Have campaign appearance dates up the air because of the SEC's dillidallying. Total no brainer to put my proposals on the proxy. FYI next week's Washington Times (nat'l edition). Pdf version attached. Please call or e-mail the decision. 510-339-6700 Dr. Klein

K STREET "BOSS TWEEDS" TURNED THE REPUBLICAN PARTY INTO A SPENDTHRIFT MORAL MIDGET 21ST CENTURY TAMMANY H

Please join me and my friends coming from around the country attend the Southern Republican Leadership Conference in Memphis, TN - March 9-12, 2006. WWW.SRLC.ORG

TIME FOR MIDDLE C REPUBLICANS T TAKE BACK OUR PARTY!

A CONSTITUENCY ROAD MAP TO TAKE BACK THE PARTY:

1. Republicans for whom living stable family lives trump ideology.
2. Young adults unable to afford to live independently, get married, or have children.
3. Unwilling victims of easy divorce laws
4. Millions of anguished, heartbroken non-custodial parents
5. Adult children of divorce
6. Heartbroken parents and grandparents of
7. Men
8. Seniors
9. Conservatives
10. Straight ticket Republican voters

A PLATFORM TO TAKE BACK THE PARTY:

STABILIZE THE AMERICAN FAMILY BY REDUCING THE DIVORCE RATE BY REMO THE INCENTIVES – MONEY, REVENGE AND GETTING THE CHILDREN – BY:

Enacting a CHILD SUPPORT FINANCIAL RESPONSIBILITY ACT!

For states to receive federal subsidies for family programs child support recipients shall be fiduciaries required to file periodic rep supported by documentation showing how the money was used for the child's direct benefit.

And an EQUAL PHYSICAL CUSTODY ACT!

For states to receive federal subsidies for family programs they must enact a rebuttal presumption of joint physical custody in a divorce action.



New g

RESTORE AFFORDABLE MIDDLE CLASS FAMILY LIFE!

by ending the housing bubble by eliminating low down payment mortgages.

RESTORING MIDDLE CLASS WAGES FOR BLUE COLLAR WORKERS BY BARRING ILLEGAL W

CREATING RULES OF WAR FOR 21ST CENTURY ASYMMETRIC WAR SO WE CAN FIGHT TO



MARK IRWIN KLEIN, M.D.
FATHER AND GRANDFATHER
PHYSICIAN AND PSYCHIATRIST

Comments? Want to help?
MARK@DRMARKKLEIN.COM

On 2/14/06 11:33 AM, "MARK KLEIN, M.D." <markklein1000@yahoo.com> wrote:

put a dashes (--) after INCENTIVES-MON and CHILDREN--BY:
Emily Kephart <AuntieEm70@adelphia.net> wrote:

K STREET "BOSS TWEEDS" TURNE
REPUBLICAN PARTY INTO A SPENDT
MORAL MIDGET 21ST CENTURY TAMMA

Please join me and my friends coming from around the country attend the Southern Republican Leadership Conference in Memphis, TN - March 9-12, 2006. WWW.SRLC.ORG

TIME FOR MID REPUBLIC TAKE B OUR PA

A CONSTITUENCY ROAD MAP TO TAKE BACK THE PARTY:

1. Republicans for whom living stable family lives trump ideology.
2. Young adults unable to afford to live independently, get married, or have children.
3. Unwilling victims of easy divorce laws
4. Millions of anguished, heartbroken non-custodial parents
5. Adult children of divorce
6. Heartbroken parents and g
7. Men
8. Seniors
9. Conservatives
10. Straight ticket Republican

A PLATFORM TO TAKE BACK THE PARTY:

STABILIZE THE AMERICAN FAMILY BY REDUCING THE DIVORCE RATE
THE INCENTIVES MONEY, REVENGE AND GETTING THE CHILD

Enacting a CHILD SUPPORT FINANCIAL RESPONSIBILITY AC

For states to receive federal subsidies for family programs child support recipients shall be fiduciaries required t supported by documentation showing how the money was used for the child's direct benefi

And an EQUAL PHYSICAL CUSTODY ACT!

For states to receive federal subsidies for family programs they must enact a rebuttal presump of joint physical custody in a divorce action.

RESTORE AFFORDABLE MIDDLE CLASS FAMILY LIFE!

by ending the housing bubble by eliminating low down payment mortgages.

RESTORING MIDDLE CLASS WAGES FOR BLUE COLLAR WORKERS BY BARRING

CREATING RULES OF WAR FOR 21ST CENTURY ASYMMETRIC WAR SO WE CA



MARK IRWIN KLEIN, M.D.
FATHER AND GRANDFATHER
PHYSICIAN AND PSYCHIATRIST

Comments? Want to help?
MARK@DRMARKKLEIN.COM

On 2/13/06 10:16 PM, "MARK KLEIN, M.D." <markklein1000@yahoo.com> wrote:

Change the sentence starting "Please join me and my friends coming from around the country **to attend (instead of attending). Also change the date to March 9-12**

In #1 of the constituency road change "trumps" to "trump"

#2 Change "adult" to "adults"

And **an** EQUAL CUSTODY...

next line "...fiduciaries required to file **periodic** reports....

THANKS AGAIN FOR YOUR EFFORTS--MARK

Emily Kephart <AuntieEm70@adelphia.net> wrote:

K STREET "BOSS TWEEDS" TURNED THE REPUBLICAN PARTY INTO A SPENDTHRIFT, MORAL MIDGET 21ST CENTURY TAMMANY HALL.

Please join me and my friends coming from around the country attend the Southern Republican Leadership Conference in Memphis, TN - March 9-12, 2006. WWW.SRLC.ORG

TIME FOR MIDDLE CLASS REPUBLICANS TO TAKE BACK OUR PARTY!

A CONSTITUENCY ROAD MAP TO TAKE BACK THE PARTY:

1. Republicans for whom living stable family lives trump ideology.
2. Young adults unable to afford to live independently, get married, or have children.
3. Unwilling victims of easy divorce laws
4. Millions of anguished, heartbroken non-custodial parents
5. Adult children of divorce
6. Heartbroken parents and grandparents of the divorced
7. Men
8. Seniors
9. Conservatives
10. Straight ticket Republican voters

A PLATFORM TO TAKE BACK THE PARTY:

STABILIZE THE AMERICAN FAMILY BY REDUCING THE DIVORCE RATE BY REMOVING THE INCENTIVES – MONEY, REVENGE AND GETTING THE CHILDREN – BY:

Enacting a CHILD SUPPORT FINANCIAL RESPONSIBILITY ACT!

For states to receive federal subsidies for family programs child support recipients shall be fiduciaries required to file periodic reports supported by documentation showing how the money was used for the child's direct benefit.

And an EQUAL PHYSICAL CUSTODY ACT!

For states to receive federal subsidies for family programs they must enact a rebuttal presumption of joint physical custody in a divorce action.

RESTORE AFFORDABLE MIDDLE CLASS FAMILY LIFE!

by ending the housing bubble by eliminating low down payment mortgages.



New grandson

RESTORING MIDDLE CLASS WAGES FOR BLUE COLLAR WORKERS BY BARRING ILLEGAL WORKERS!

CREATING RULES OF WAR FOR 21ST CENTURY ASYMMETRIC WAR SO WE CAN FIGHT TO WIN!



MARK IRWIN KLEIN, M.D.

FATHER AND GRANDFATHER

PHYSICIAN AND PSYCHIATRIST

Comments? Want to help?

MARK@DRMARKKLEIN.COM

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]

Sent: Wednesday, February 15, 2006 1:30 PM

To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com

Subject: If the SEC stopped dillidallying & puts me on the BAC & JPM proxies, I could plan my spring campaing travel schedule

www.drmarkklein.blogspot.com

Wednesday, February 15, 2006

The spiritual essence behind political revolution


Beale
2006 SOUTHERN REPUBLICAN LEADERSHIP CONFERENCE

www.srlc.org

From:
View Contact Details Add Mobile Alert
To:
"Tony Taylor" , "shelly" , "M.D. MARK KLEIN" markklein1000@yahoo.com

Subject: MEMPHIS
Date: Sat, 04 Feb 2006 04:57:25 +0000

I am happy to announce that I have purcased our G.O.P tickets. Now the hard part is left.......getting out there. Whether fly or drive we will be there in all our glory................so get your boxing gloves on because we are ready to fight for our cause. God Bless you all and from my heart I love you guys. Jxxx and B...

The writer is a young mother in the Southwest. An office clerk she lives from paycheck to paycheck so it was really a struggle to get the money to sign up and come. Think what's motivating her is my genuine concern for her generation and her appreciation of my novel, yet common sensical, policies which I believe would improve her and her daughter's lives.

I will likely have the largest delegation at the meeting mostly comprised of people like her coming at their own expensefrom across America. We want to take the government out of hands of the special interests.

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]

Sent: Friday, February 17, 2006 12:40 PM

To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com

Subject: Fwd: Your Styles article yesterday inspired today's blog

Date: Fri, 17 Feb 2006 09:33:43 -0800 (PST)
From: "MARK KLEIN, M.D." <markklein1000@yahoo.com>
Subject: Your Styles article yesterday inspired today's blog
To: lalvarez@nytimes.com
CC: "ajacobs@nytimes.com" <ajacobs@nytimes.com>,
"alexk@nytimes.com" <alexk@nytimes.com>,
"gabriel@nytimes.com" <gabriel@nytimes.com>,
"gbellafante@nytimes.com" <gbellafante@nytimes.com>,
gross <gross@nytimes.com>, "jenny@nytimes.com" <jenny@nytimes.com>,
jklein <jklein@nytimes.com>, jlee <jlee@nytimes.com>,
jleland <jleland@nytimes.com>, jwadler <jwadler@nytimes.com>,
kzez <kzezima@nytimes.com>,
"dmattoon@nytimes.com" <dmattoon@nytimes.com>,
mnarvarro <mnavarro@nytimes.c om>,
"modernlove@nytimes.com" <modernlove@nytimes.com>,
"msubramanian@nytimes.com" <msubramanian@nytimes.com>,
rswarns <rswarns@nytimes.com>,
"rlaferla@nytimes.com" <rlaferla@nytimes.com>,
srimer <srimer@nytimes.com>, tgabriel <tgabriel@nytimes.com>

www.drmarkklein.blogspot.com

Friday, February 17, 2006

The price of moral midget governing elites


WomanSavers.com


ManHaters.Com

New York Times–February 16, 2006
(Name Here) Is a Liar and a Cheat
By LIZETTE ALVAREZ

BEWARE, ladies. Manny from Miami is not quite the sensitive single man he says he is. He is married with a kid, no less, and "he sleeps with women everywhere," according to his anonymous former girlfriend in a posting on DontDateHimGirl.com.

As for Vincent of Jacksonville, his ex said she answered a knock at her door one day only to find his wife and his mistress had come calling. The two, having found out about each other, "don't mind teaming up to get rid of the next girl," the ex-girlfriend said in her posting. "Whatever you do, don't date him, don't speak, just move on." (Presumably his ex didn't take their advice?)...

Become too dangerous to bet the emotional and financial ranch on love.

This is the terrible price we're paying for moral midget governing elites which care nothing for ensuring middle class family life remains affordable, promote divorce, and ignore the real best interests of children, growing up in an intact family.

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]

Sent: Sunday, February 19, 2006 10:29 PM

To: anthony.horan@chase.com; william.mostyn@bankofamerica.com; Yu, Ted

Subject: Below why I need to plan my spring travel schedule soon. Got an "army" forming like McCarthy's in the '70s

Date: **Sun, 19 Feb 2006 16:57:30 -0800 (PST)**

From: **☐ "hutter9" <jrhutter@yahoo.com> Add to Address Book Add Mobile Alert**
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Subject: **Vote for our first "Humane Politician" – Dr. Mark Klein Supports "Non - Custodial Parents Rights" & "Disability Rights" also! /// Link: http://www.klein4change.com**

To: **"Sheryle Hutter" <rockymtnmom2@aol.com>, "Ray Hendric ks" <rayhendricks@rof.net>, "Me Me" <hutter9@hotmail.com>, ☐ "jRYahoo hutter" <jrhutter@yahoo.com>, "Don Hutter" <williesman7@msn.com>, "Angelica Perez" <amperez5150@hotmail.com>, field@dcaclu.org, tom.franklin@judicial.state.co.us, kalston@us.altnews.com.au, info@ancpr.com, Jim@HandsOnEqualParent.org.nz, sbaskerville@cox.net, CoFathers@yahoogroups.com, mensissuesonline@yahoogroups.com, coloradocivilrightscouncil@yahoogroups.com, ccorry@ejfi.org, Lii@Lii.law.Cornell.edu, admin@connecticutdcfwatch.com, ☐ outlet110volts@yahoo.com, drgweiss@comcast.net, msla@law.du.edu, Phyllis@eagleforum.org, handsonequalparentnews@yahoogroups.com, EARL9876@MSN.COM, Sharon.Fitzgerald@narcolepsynetwork.org, ☐ b92395@yahoo.com, ghead@wccs.net, childprotectionreform@yahoogroups.com, AFRA_HelpLine@yahoogroups.com, bhiggins@thelegalcenter.org, jerrihill@bucknam.com, laryholland@sbcglobal.net, indianacrc@earthlink.net, Rockymtnmom2@aol.com, gison@wic.net, barbaracjohnson@worldnet.att.net, oldchevylover@msn.com, mark@drmarkklein.com, markklein1000@yahoo.com, ☐ fightcoloradocps@yahoo.com, direct@krightsradio.com, krightsradioemailgroup@yahoogroups.com, toxic1@ocinet.net, legendsfounder@yahoogroups.com, mmccormick@acfc.org, info@mcmarlaw.com, cmelgaard@qwest.net, ☐ oct1st2005@yahoo.com, ☐ annerocksgws@yahoo.com, mminkin@rof.net, NCPParentTalkandLegalReform@groups.msn.com, CauseNet@commoncause.org, lewrockwell@mac.com, public@nytimes.com, mikec@saveaparent.org, ParentsWithoutRights@yahoogroups.com, jessica@jessicacorry.com, Dustin78@netease.net, chairman@parentswithoutrights.org, jreiskin@ccdconline.org, ☐ paige3274@yahoo.com, ☐ gromeo747@yahoo.com, sacs1@mindspring.com, COFRAI@bresnan.net, eyesronu@msn.com, atk406@gmail.com, ☐ delimma2112@yahoo.com, mens_issues@att.net, ☐ medtra@yahoo.com, ☐ speyearts@yahoo.com, lois.tochtrop.senate@state.co.us, usafathers@yahoogroups.com, gvanliew@msn.com, ☐ hooyafire22@yahoo.com, pfvaughn@adelphia.net, victimsoflaw@yahoogroups.com, ☐ jimmydeanz@yahoo.com, moderator@stopPAS.info**

An Exploratory Committee For A Candidacy For President Of Uni


Beale
2006

Link to srlc.org

March 9-12, 2006
The Peabody Hotel
Memphis, Tennessee

It is my great honor to invite you to attend the 2006 Souther n Republican Leadership Conference to be held March 9 - 12 in Memphis, Tennessee. The SRLC is a longstanding Republican tradition, and once again, we will convene this conference to address topics critical to the future of our Party and our nation.


MARK KLEIN

AN AMERICAN FOR AMERICANS



An Interview
With
Dr. Mark Klein

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]
Sent: Tuesday, February 21, 2006 8:47 AM
To: william.mostyn@bankofamerica.com; anthony.horan@chase.com; Yu, Ted
Subject: Please let's finish all this today so I can get on with my work. 510-339-6700

www.drmarkklein.blogspot.com

Tuesday, February 21, 2006

My life will have had meaning.



(The writer is coming from rural Colorado to Memphis at his own expense.)

Dear Alison,

I feel your pain.I have been in your situation for along time.I live on food stamps, $423.00 SSI a month and money loaned to me.I am disabled and can't support myself. I can't pay any child support.And I can't see my daughter yet ether. It's been about 6 years now.

What I can do is try to help other's because I can't help myself & my daughter yet.So, I am sending out your message in request for assistance.I will pray for you as well.~I've been writing letter's requesting assistance with communication for the many victimsof the Family Courts and for the Disabled Community as well. Maybe something will come through for us before we lose

our only reasonable communication ability.

We have launched a Presidential Campaign in attempt to Elect a new President whocares about Families and understands that family is the foundation of America.I believe strongly in Dr. Mark Klein.I have talked with Dr. Klein and he is for real.America needs a "for real" President like Dr. Klein so we might have a future!I will be assisting Dr. Mark Klein with his Presidential Campaign personally.This issue we have spoken about and Dr. Klein intends to support the American Foundation.That means we will get some help through enforcing Health and Human Services to do th eir job.That means investigating bogus child support amounts imposed with lack in proper discretion.

Please keep in touch with someone and give at least one person your contact information soif something does come through and we might get some assistance with communicationabilities we can let you know about it as soon as possible.I have not moved in 12 years.My contact information has not changed.I know I will have access to the internet for at least the next 3 months.I am fighting to stay online myself and if I do get some assistance.I'd like to be able to share it with you. My contact information is as follows:

posted by Mark Klein, M.D. at 5:27 AM links to this post

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

The proposal recommends that JPMorgan Chase not issue first mortgage home loans, except as required by law, no greater than four times the borrower's gross income.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser